Exhibit 99.3

PRESS RELEASE

Immunocore Reports Third Quarter 2022 Financial Results and Provides Business Update

Net KIMMTRAK / tebentafusp revenues of £36.3 million ($40.4 million) in Q3 2022

Promising clinical activity data for IMC-F106C, the first off-the-shelf TCR therapy targeting PRAME, presented at ESMO 2022

Cash and cash equivalents of £347 million ($387 million) as of September 30, 2022

(OXFORDSHIRE, England & CONSHOHOCKEN, Penn. & ROCKVILLE, Md., US, 09 November 2022) Immunocore Holdings plc (Nasdaq: IMCR) (“Immunocore” or the “Company”), a commercial-stage biotechnology company pioneering the development of a novel class of T cell receptor (TCR) bispecific immunotherapies designed to treat a broad range of diseases, including cancer, autoimmune and infectious diseases, today announced its financial results for the third quarter ended September 30, 2022 and provided a business update.

“We are proud to have delivered the world’s first soluble TCR therapy to patients, and to have achieved such uptake in academic and community treatment centers,” commented Bahija Jallal, Chief Executive Officer of Immunocore. “The promising clinical data from our PRAME candidate, presented at ESMO Congress 2022, has demonstrated the potential of our platform in multiple tumor types and confirmed that there is high and homogeneous expression of the antigen across these tumors. We are recruiting patients in the expansion arms of the Phase 1/2 trial to further assess efficacy.”

“With the strong commercial performance of KIMMTRAK, our PIPE financing in the third quarter, and the refinancing of the existing debt facility on improved terms, we are well-positioned to confidently deliver the next stages of the Company’s growth, including the further development of the PRAME clinical program,” commented Brian Di Donato, Chief Financial Officer & Head of Strategy of Immunocore.

Third Quarter 2022 Highlights (including post-period)

KIMMTRAK® (tebentafusp-tebn):

Total net product and net pre-product revenue arising from the sale of KIMMTRAK and tebentafusp was £36.3 million (or $40.4 million) in the three months ended September 30, 2022, an increase of 20% in USD over 2Q 2022 (converted using respective end-of-period convenience rates), and £74.5 million (or $83.0 million) in the nine months ended September 30, 2022.

During the third quarter of 2022, the Company continued to add new accounts prescribing KIMMTRAK in the United States, Germany, and France. As of September 30th, there were 180 new accounts prescribing KIMMTRAK in the United States, which brings the capture rate of these accounts, according to the Company’s estimates, to 50% of potentially eligible patients. There were 80 new accounts prescribing KIMMTRAK in Germany and France, which brings the capture rate, according to the Company's estimates, to approximately 70% of the eligible patient population. In September, the Company began selling KIMMTRAK as a commercial product in France, and these net sales are reflected in product revenue.

KIMMTRAK’s clinical benefit to patients continues to be recognized with the G-BA (Gemeinsamer Bundesausschuss) granting a considerable added benefit rating to KIMMTRAK® (tebentafusp). KIMMTRAK is one of only two orphan oncology medicines for rare diseases to receive a considerable added benefit rating – the second-highest possible – in more than ten years of the German reimbursement process, Arzneimittelmarkt-Neuordnungsgesetz (AMNOG).  This recommendation builds upon the positive recommendations by American Society of Clinical Oncology (ASCO) and National Comprehensive Cancer Network (NCCN) in the second quarter of this year.

In November, the Company and Medison Pharma Ltd. (“Medison”) amended and restated their exclusive distribution agreement for KIMMTRAK originally entered into in September 2021. Medison is the exclusive distribution partner for KIMMTRAK in Canada, Australia, New Zealand, Israel, Central and Eastern Europe, and following this amendment South and Central America, and the Caribbean.

KIMMTRAK (tebentafusp) developmental programs:

In August, the Company announced its plans to evaluate tebentafusp in a randomized Phase 2/3 trial in previously treated advanced melanoma. The trial will enroll patients with advanced melanoma, excluding uveal melanoma, who have progressed on an anti-PD1, received prior ipilimumab and, if applicable, received a tyrosine kinase inhibitor (TKI). The Phase 2 portion of the trial will include 40 patients per arm and has a dual primary endpoint of overall survival (OS) and circulating tumor DNA (ctDNA) reduction. The Company is on track to start the trial in the fourth quarter of 2022.

In September, the Company presented four posters at the European Society for Medical Oncology (ESMO) Congress 2022:
•	A propensity score weighted comparison of tebentafusp or pembrolizumab versus combination ipilimumab and nivolumab in untreated metastatic uveal melanoma
•	Safety and efficacy of infrequent tebentafusp treatment omissions in patients with metastatic uveal melanoma
•	Long-term survivors on tebentafusp in phase 2 trial of previously treated patients with metastatic uveal melanoma
•	ImmTAC redirect T cells against patient-derived tumor organoids and three-dimensional melanospheres; effects augmented by type I interferons

In November, the Company had two posters accepted for presentation at the Society for Immunotherapy of Cancer’s (SITC) 37th Annual Meeting. SITC 2022 is being held November 8-12, 2022 in Boston Massachusetts. The titles of the company’s poster presentations are as follows:
•	Molecular features in tumors at time of progression on tebentafusp associated with overall survival (OS)
•	Tebentafusp induced T and B cell epitope spread in patients with advanced melanoma

IMC-F106C Targeting PRAME

In September, the initial Phase 1 data from the dose escalation study of IMC-F106C, the first off-the-shelf PRAME x CD3 ImmTAC bispecific protein, was presented as a proffered paper (oral presentation) during an “Investigational Immunotherapy” session at the European Society for Medical Oncology (ESMO) Congress. IMC-F106C demonstrated a well-tolerated safety profile. Durable RECIST responses and reduction in circulating tumor DNA (ctNDA) were observed across multiple solid tumors. Doses of ≥ 20 mcg were clinically active and had consistent and robust interferon gamma induction, a specific marker of T cell activation.

The Company has initiated patient enrollment into four expansion arms in cutaneous melanoma, ovarian, non-small cell lung cancer (NSCLC), and endometrial cancers. The Company will also study IMC-F106C in combination with standards-of-care, including with tebentafusp.

IMC-C103C Targeting MAGE-A4

Data from the Phase 1 ovarian expansion arm of the dose escalation study with IMC-C103C, the MAGE-A4 x CD3 ImmTAC bispecific protein, was accepted for a poster presentation at the ESMO Immuno-Oncology Congress 2022, in December.  In this expansion arm, the Company enrolled all comers and evaluated MAGE expression retrospectively.

In the initial dose escalation data reported at ESMO I-O in December 2021, there were 15 response evaluable ovarian carcinoma patients in the active dose range (>=90 mcg). Only half were positive for MAGE-A4, with a median H score of 35 out of 300, and one patient had a confirmed partial response.

ImmTAV® clinical programs

In July, the Company dosed the first patient in the first-in-human clinical trial of IMC-M113V, a new class of bispecific protein immunotherapy that is being developed for the treatment of patients with human immunodeficiency virus (HIV) infection. IMC-M113V is an immunotherapeutic approach designed to specifically eliminate CD4+ cells that are persistently infected with HIV (‘reservoirs’). IMC-M113V targets a peptide derived from the Gag protein that is presented by HLA*A02 on the surface of HIV infected cells. Reduction of the number of these cells is one way to potentially achieve a state of viral suppression in the absence of anti-retroviral medications, or a ‘functional cure’.

Corporate and financial updates

For the third quarter ended, September 30, 2022, Immunocore reported net KIMMTRAK / tebentafusp revenues of £36.3 million (or $40.4 million). U.S. net product revenue from the sale of KIMMTRAK in the second quarter was £22.5 million (or $25.1 million), and European revenue (primarily in German and France) from the sale of KIMMTRAK and early access tebentafusp was £13.0 million (or $14.5 million).

Third quarter net KIMMTRAK / tebentafusp revenues of £36.3 million (or $40.4 million) increased by 31% (or 20%) compared to our previously reported second quarter KIMMTRAK/ tebentafusp revenues of £27.7 million (or $33.7 million). 1

1  U.S dollar figures are derived using the convenience rate of £1.00 to $1.1134 at September 30, 2022 for the third quarter and £1.00 to $1.2162 at June 30, 2022 for the second quarter.

In July, the Company announced a private investment in public equity (“PIPE”) financing with four existing investors for net proceeds of $139.6 million. This financing, along with anticipated revenue from KIMMTRAK and cash and cash equivalents on hand, are expected to fund the Company through 2025.

The Company has entered into a loan agreement with investment funds managed by Pharmakon Advisors, LP, providing Company with up to $100 million committed. The initial $50 million drawn from the credit facility was used, together with cash on hand, to refinance the Company’s existing debt with Oxford Finance, LLC on improved terms and the remaining $50 million, if and when drawn, is intended to be used to support the continued development and commercialization of the Company’s pipeline and for other general purposes.

Anticipated Upcoming Milestones 2022

KIMMTRAK
Q4 2022 – start the Phase 2/3 clinical trial in previously treated advanced melanoma

ImmTAC pipeline
Q4 2022 – report initial data from IMC-C103C (MAGE-A4) Phase 1 ovarian expansion arm

Financial Results

Basic and diluted earnings per share for the three months ended September 30, 2022, was £0.13 (or $0.14) and £0.12 (or $0.13), respectively, compared to a basic and diluted loss per share of (£0.69) for the three months ended September 30, 2021. Basic and diluted loss per share for the nine months ended September 30, 2022, was (£0.36) (or (£0.40)), compared to (£2.19) for the nine months ended September 30, 2021.

Total operating loss for the nine months ended September 30, 2022, was £17.3 million (or $19.2 million), compared to £97.3 million for the nine months ended September 30, 2021.  For the three months ended September 30, 2022, we generated an operating profit of £6.2 million (or $6.9 million) compared to an operating loss of £31.0 million for the three months ended September 30, 2021. The operating profit of £6.2 million (or $6.9 million), for the three months ended September 30, 2022, reflects foreign exchange gains of £15.2 million (or $16.9 million) due to the significant changes arising in the exchange rates between pounds sterling and U.S. dollars during this period.

Total net product and net pre-product revenue arising from the sale of KIMMTRAK and tebentafusp was £36.3 million (or $40.4 million) in the three months ended September 30, 2022, and £74.5 million (or $83.0 million) in the nine months ended September 30, 2022. In the three and nine months ended September 30, 2021, we recorded pre-product revenue of £0.5 million.

For the three and nine months ended September 30, 2022, our research and development expenses were £23.3 million (or $25.9 million) and £62.0 million (or $69.1 million), respectively, as compared to £16.8 million and £53.2 million for the three and nine months ended September 30, 2021, respectively. For the three and nine months ended September 30, 2022, our selling and administrative expenses were £11.7 million (or $13.0 million) and £50.6 million (or $56.3 million) compared to £20.0 million and £64.0 million for the three and nine months ended September 30, 2021, respectively.

Cash and cash equivalents were £347.2 million or $386.6 million as of September 30, 2022 compared to £237.9 million as of December 31, 2021.

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About ImmTAV molecules and infectious diseases
ImmTAV (Immune mobilising monoclonal TCRs Against Virus) molecules are novel bispecific molecules that, like ImmTAC (Immune mobilising monoclonal TCRs Against Cancer) molecules, are designed to enable the immune system to recognize and eliminate virally infected cells.

Immunocore is advancing clinical candidates to cure patients with HIV and hepatitis B virus (HBV). The Company aims to achieve sustained control of HIV after patients stop anti-retroviral therapy (ART), without the risk of virological relapse or onward transmission. This is known as ‘functional cure’. For the treatment of HBV, the Company aims to achieve sustained loss of circulating viral antigens and markers of viral replication after stopping medication for people living with chronic HBV.

About ImmTAC® molecules for cancer
Immunocore’s proprietary T cell receptor (TCR) technology generates a novel class of bispecific biologics called ImmTAC (Immune mobilizing monoclonal TCRs Against Cancer) molecules that are designed to redirect the immune system to recognize and kill cancerous cells. ImmTAC molecules are soluble TCRs engineered to recognize intracellular cancer antigens with ultra-high affinity and selectively kill these cancer cells via an anti-CD3 immune-activating effector function. Based on the demonstrated mechanism of T cell infiltration into human tumors, the ImmTAC mechanism of action holds the potential to treat hematologic and solid tumors, regardless of mutational burden or immune infiltration, including immune “cold” low mutation rate tumors.

About TEBE-AM Phase 2 /3 Trial
IMCgp100-203 (also known as TEBE-AM) is a randomized Phase 2/3 trial in previously treated advanced melanoma that will evaluate the effect of KIMMTRAK (tebentafusp) on overall survival (OS). The trial will enroll patients with advanced melanoma, excluding uveal melanoma, that have progressed on an anti-PD1, received prior ipilimumab and, if applicable, received a tyrosine kinase inhibitor (TKI). The Phase 2/3 trial will randomize to one of three arms including KIMMTRAK, as monotherapy or in combination with an anti-PD1, and a control arm. Patients randomized to the control arm will immediately enter overall survival (OS) follow-up where they may be treated per the investigator decision including other clinical trials. This design effectively randomizes patients to “real world” treatment since clinical trials are the preferred option. The Phase 2 portion of the trial will include 40 patients per arm and has a dual primary endpoint of OS and circulating tumor DNA (ctDNA) reduction. The Phase 3 portion currently plans to enroll 170 patients per arm and has a primary endpoint of OS. However, the design of the Phase 3 portion including eligibility, whether to discontinue an arm and powering may be adapted based on results from the Phase 2 portion.

About the IMC-F106C-101 Phase 1/2 Trial
IMC-F106C-101 is a first-in-human, Phase 1/2 dose escalation trial in patients with multiple solid tumor cancers including non-small cell lung cancer (NSCLC), small-cell lung cancer (SCLC), endometrial, ovarian, cutaneous melanoma, and breast cancers. The Phase 1 dose escalation trial was designed to determine the maximum tolerated dose (MTD), as well as to evaluate the safety, preliminary anti-tumor activity and pharmacokinetics of IMC-F106C, a bispecific protein built on Immunocore’s ImmTAC® technology, and the Company’s first molecule to target the PRAME antigen. The Company has initiated patient enrollment into four expansion arms in cutaneous melanoma, ovarian, NSCLC, and endometrial cancers. The IMC-F106C-101 trial is adaptive and includes the option for Phase 2 expansion, allowing for approximately 100 patients treated per tumor type in the Phase 1 and 2 expansion arms. Dose escalation continues in additional solid tumors as well as plans for combination arms with standards-of-care.

About Uveal Melanoma
Uveal melanoma is a rare and aggressive form of melanoma, which affects the eye. Although it is the most common primary intraocular malignancy in adults, the diagnosis is rare, and up to 50% of people with uveal melanoma will eventually develop metastatic disease. Unresectable or metastatic uveal melanoma typically has a poor prognosis and had no approved treatment until KIMMTRAK.

About KIMMTRAK®
KIMMTRAK is a novel bispecific protein comprised of a soluble T cell receptor fused to an anti-CD3 immune-effector function. KIMMTRAK specifically targets gp100, a lineage antigen expressed in melanocytes and melanoma. This is the first molecule developed using Immunocore’s ImmTAC technology platform designed to redirect and activate T cells to recognise and kill tumour cells. KIMMTRAK has been approved for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma in the United States, European Union, Canada, Australia, and the United Kingdom.

About Phase 3 IMCgp100-202 Trial
IMCgp100-202 (NCT03070392) is a randomized pivotal trial that evaluated overall survival (OS) of KIMMTRAK compared to investigator’s choice (either pembrolizumab, ipilimumab, or dacarbazine) in HLA-A*02:01-positive adult patients with previously untreated mUM. KIMMTRAK demonstrated an unprecedented OS benefit with a Hazard Ratio (HR) in the intent-to-treat population favoring KIMMTRAK, HR=0.51 (95% CI: 0.37, 0.71); p< 0.0001, over investigator’s choice (82% pembrolizumab; 13% ipilimumab; 6% dacarbazine).

IMPORTANT SAFETY INFORMATION

Cytokine Release Syndrome (CRS), which may be serious or life-threatening, occurred in patients receiving KIMMTRAK. Monitor for at least 16 hours following first three infusions and then as clinically indicated. Manifestations of CRS may include fever, hypotension, hypoxia, chills, nausea, vomiting, rash, elevated transaminases, fatigue, and headache. CRS occurred in 89% of patients who received KIMMTRAK with 0.8% being grade 3 or 4. Ensure immediate access to medications and resuscitative equipment to manage CRS. Ensure patients are euvolemic prior to initiating the infusions. Closely monitor patients for signs or symptoms of CRS following infusions of KIMMTRAK. Monitor fluid status, vital signs, and oxygenation level and provide appropriate therapy. Withhold or discontinue KIMMTRAK depending on persistence and severity of CRS.

Skin Reactions

Skin reactions, including rash, pruritus, and cutaneous edema occurred in 91% of patients treated with KIMMTRAK. Monitor patients for skin reactions. If skin reactions occur, treat with antihistamine and topical or systemic steroids based on persistence and severity of symptoms. Withhold or permanently discontinue KIMMTRAK depending on the severity of skin reactions.

Elevated Liver Enzymes

Elevations in liver enzymes occurred in 65% of patients treated with KIMMTRAK. Monitor alanine aminotransferase (ALT), aspartate aminotransferase (AST), and total blood bilirubin prior to the start of and during treatment with KIMMTRAK. Withhold KIMMTRAK according to severity.

Embryo-Fetal Toxicity
KIMMTRAK may cause fetal harm. Advise pregnant patients of potential risk to the fetus and patients of reproductive potential to use effective contraception during treatment with KIMMTRAK and 1 week after the last dose.

The most common adverse reactions (≥30%) in patients who received KIMMTRAK were cytokine release syndrome, rash, pyrexia, pruritus, fatigue, nausea, chills, abdominal pain, edema, hypotension, dry skin, headache, and vomiting. The most common (≥50%) laboratory abnormalities were decreased lymphocyte count, increased creatinine, increased glucose, increased AST, increased ALT, decreased hemoglobin, and decreased phosphate.

For more information, please see full Summary of Product Characteristics (SmPC) or full U.S. Prescribing Information (including BOXED WARNING for CRS).

About KIMMTRAKConnect
Immunocore is committed to helping patients who need KIMMTRAK obtain access via our KIMMTRAKConnect program. The program provides services with dedicated nurse case managers who provide personalized support, including educational resources, financial assistance, and site of care coordination. To learn more, visit KIMMTRAKConnect.com or call 844-775-2273.

About Immunocore
Immunocore is a commercial-stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, autoimmune, and infectious disease. Leveraging its proprietary, flexible, off-the-shelf ImmTAX platform, Immunocore is developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs. The Company’s most advanced oncology TCR therapeutic, KIMMTRAK has been approved for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma in the United States, European Union, Canada, Australia, and the United Kingdom.

Forward Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “believe,” “expect,” “plan,” “anticipate,” and similar expressions (as well as other words or expressions referencing future events or circumstances) are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, statements regarding the marketing, therapeutic potential, and expected clinical benefits of our product candidates, including extended overall survival benefit; expectations regarding Immunocore’s cash runway; the value proposition of Immunocore’s product candidates, including expectations regarding the potential market opportunity; physician’s feedback and endorsements; the commercial performance of KIMMTRAK; expectations regarding the design, progress, timing, scope, expansion, and results of Immunocore’s existing and planned clinical trials, including the timing for enrolling further patients in the IMC-M113V clinical trial, starting the randomized Phase 2/3 clinical trial in previously treated advanced melanoma and reporting initial data from the MAGE-A4 Phase 1 ovarian expansion arm. Any forward-looking statements are based on management’s current expectations and beliefs of future events and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control. These risks and uncertainties include, but are not limited to, the impact of worsening macroeconomic conditions and the ongoing and evolving COVID-19 pandemic on the Company’s business, financial position, strategy and anticipated milestones, including Immunocore’s ability to conduct ongoing and planned clinical trials; Immunocore’s ability to obtain a clinical supply of current or future product candidates or commercial supply of KIMMTRAK or any future approved products, including as a result of the COVID-19 pandemic, war in Ukraine or global geopolitical tension; Immunocore’s ability to obtain and maintain regulatory approval of its product candidates, including KIMMTRAK; Immunocore’s ability and plans in continuing to establish and expand a commercial infrastructure and to successfully launch, market and sell KIMMTRAK and any future approved products; Immunocore’s ability to successfully expand the approved indications for KIMMTRAK or obtain marketing approval for KIMMTRAK in additional geographies in the future; the delay of any current or planned clinical trials, whether due to the COVID-19 pandemic, patient enrollment delays or otherwise; Immunocore’s ability to successfully demonstrate the safety and efficacy of its product candidates and gain approval of its product candidates on a timely basis, if at all; competition with respect to market opportunities; unexpected safety or efficacy data observed during preclinical studies or clinical trials; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials or future regulatory approval; Immunocore’s need for and ability to obtain additional funding, on favorable terms or at all, including as a result of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, and the impacts thereon of the COVID-19 pandemic, war in Ukraine and global geopolitical tension; Immunocore’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any product candidates it is developing; and the success of Immunocore’s current and future collaborations, partnerships or licensing arrangements. These and other risks and uncertainties are described in greater detail in the section titled “Risk Factors” in Immunocore’s filings with the Securities and Exchange Commission, including Immunocore’s most recent Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 3, 2022, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and the Company undertakes no duty to update this information, except as required by law.

CONTACT:

Immunocore
Sébastien Desprez, Head of Communications
T: +44 (0) 7458030732
E: sebastien.desprez@immunocore.com
Follow on Twitter: @Immunocore

Consilium Strategic Communications (corporate and financial)
Mary-Jane Elliott/ Chris Welsh/Jessica Hodgson
T: +44 (0)203 709 5700
E: Immunocore@consilium-comms.com

Investor Relations
Clayton Robertson, Head of Investor Relations
T: +1 (215) 384-4781
E: ir@immunocore.com

Consolidated Statement of Loss

Comparison of the Three Months Ended September 30, 2022 and 2021

	Three Months Ended September 30,
	2022		2021
	$’000	£’000	£’000
Product revenue, net	37,023	33,252	—
Pre-product, revenue, net	3,397	3,051	474
Total revenue from sale of therapies	40,420	36,303	474
Collaboration revenue	5,451	4,896	5,450
Total revenue	45,871	41,199	5,924

Cost of product revenue	(70)	(63)	—
Research and development expenses	(25,943)	(23,301)	(16,798)
Selling and administrative expenses	(12,986)	(11,663)	(20,048)
Net other operating expense	—	—	(28)
Operating loss	6,872	6,172	(30,950)
Finance income	665	597	8
Finance costs	(1,987)	(1,785)	(1,317)
Non-operating expense	(1,322)	(1,188)	(1,309)
Loss before taxes	5,550	4,984	(32,259)
Income tax credit	1,385	1,244	2,125
Loss for the period	6,935	6,228	(30,134)
Basic earnings / (loss) per share - $ / £	0.14	0.13	(0.69)
Diluted earnings / (loss) per share - $ / £	0.13	0.12	(0.69)

Comparison of the Nine Months Ended September 30, 2022 and 2021

	Nine Months Ended September 30,
	2022		2021
	$’000	£’000	£’000
Product revenue, net	72,289	64,926	—
Pre-product revenue, net	10,675	9,588	474
Total revenue from sale of therapies	82,964	74,514	474
Collaboration revenue	23,561	21,161	19,453
Total revenue	106,525	95,675	19,927

Cost of product revenue	(384)	(345)	—
Research and development expenses	(69,066)	(62,032)	(53,154)
Selling and administrative expenses	(56,316)	(50,580)	(64,033)
Net other operating income / (expense)	1	1	(70)
Operating loss	(19,240)	(17,281)	(97,330)
Finance income	807	725	42
Finance costs	(5,027)	(4,515)	(4,465)
Non-operating expense	(4,220)	(3,790)	(4,423)
Loss before taxes	(23,460)	(21,071)	(101,753)
Income tax credit	5,623	5,050	9,619
Loss for the period	(17,837)	(16,021)	(92,134)
Basic and diluted earnings / (loss) per share - $ / £	(0.40)	(0.36)	(2.19)

Condensed Consolidated Statement of Cash Flows for Each Period Presented:

	Nine Months Ended September 30,
	2022	2022	2021
	$’000	£’000	£’000

Cash and cash equivalents at beginning of year	264,862	237,886	129,716
Net cash flows used in operating activities	(35,543)	(31,923)	(79,778)
Net cash flows used in investing activities	(155)	(139)	(102)
Net cash flows from financing activities	128,759	115,645	206,691
Net foreign exchange difference on cash	28,636	25,720	24
Cash and cash equivalents at end of period	386,559	347,189	256,551

	September 30, 2022 £’000	December 31, 2021 £’000
Non-current assets
Property, plant and equipment	6,580	8,944
Right of use assets	23,963	22,593
Other non-current assets	6,749	4,935
Deferred tax asset	3,860	2,575
Total non-current assets	41,152	39,047
Current assets
Inventory	854	—
Trade and other receivables	40,968	15,208
Tax receivable	14,510	9,632
Cash and cash equivalents	347,189	237,886
Total current assets	403,521	262,726
Total assets	444,673	301,773
Equity
Share capital	96	88
Share premium	120,147	212,238
Foreign currency translation reserve	(1,759)	89
Other reserves	337,847	386,167
Share-based payment reserve	74,538	54,357
Accumulated deficit	(236,050)	(481,392)
Total equity	294,819	171,547
Non-current liabilities
Interest-bearing loans and borrowings	45,563	37,226
Deferred revenue	—	6,408
Lease liabilities	26,965	25,355
Provisions	108	57
Total non-current liabilities	72,636	69,046
Current liabilities
Trade and other payables	64,928	35,436
Deferred revenue	10,681	24,450
Lease liabilities	1,553	1,255
Provisions	56	39
Total current liabilities	77,218	61,180
Total liabilities	149,854	130,226
Total equity and liabilities	444,673	301,773